South Street Securities LLC
Schedule I - Computation of Net Capital under
Securities and Exchange Commission Rule 15c3-1
December 31, 2015
(Confidential Treatment Requested)

Computation of net capital

Total member's equity	$	128,480,967
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses and other assets		639,296
Other deductions/charges		6,670,494
Total deductions and/or charges		7,309,790
Net capital before haircuts on securities positions		121,171,177
Haircuts on securities		11,253,926
Net capital	$	109,917,251
Computation of basic net capital requirements		
Minimum net capital required (calculated as the greater of 2 percent of aggregate debit balances arising from customer transactions or $250,000)	$	250,000
Excess net capital	$	109,667,251

There are no material differences between the amounts presented in the computation of net capital under the Securities and Exchange Commission Rule 15c3-1 and the corresponding amounts prepared by the Company in its unaudited Form.X-17A-5 Part 11A FOCUS filing as of December 31, 2015.